Radius Gold Inc.

File No. 001-32556

Response to SEC Staff Comments

The following table addresses the Staff’s comments as listed in the SEC Staff’s comment letter dated September 28, 2007 with regards to Radius’ 20-F Annual Report for the year ended December 31, 2006 as filed on June 29, 2007.

Comment Number	20F Page	Response

1	22	The 20F section, Critical Accounting Policies, paragraph c) has been revised to expand the description of marketable securities.

2	N/A	We will reclassify “net cash acquired on amalgamation” as a financing activity in future filings.

3	23, 66	The 20F section, Critical Accounting Policies, paragraph f), and Note 2(f) of the Financial Statements, have been revised to match the description in Note 14(a) to the Financial Statements.

4	N/A

The Company formerly followed CICA section 3010 Temporary Investments, which accounts for temporary investments at its carrying value. When the market value of temporary investments has declined below the carrying value, they should be carried at market value.

This section has been replaced by CICA 1530 Comprehensive Income which requires temporary investments be recorded at its fair value and applies to interims and annual financial statements relating to fiscal years beginning on or after October 1, 2006.

5	50	The text of this section has been revised as requested.

6	50	The text of this section has been revised as requested.

7	Exhibits	The text of the certifications has been revised.

8	N/A	A Form 6-K, which includes the interim financial statements for the period ended June 30, 2007, has been filed on EDGAR.

9	N/A	The 20-F Amendment #1 has been filed with page numbers.

10	Cover Page	The Commission File No. has been corrected to the current 001-32556.

11	N/A	The website has been updated to include the disclaimer provided by you.

12	7 - 20	More detailed descriptions of the claims comprising each Property have been added.

13	7 - 20	Descriptions of our geological justification and exploration plans have been added for each property.

14	9 - 12	Additional disclosure has been added regarding the Tambor Project.

15	9 - 12	Additional disclosure has been added regarding the Tambor Project.

16	19 - 20	As per our discussion with SEC’s George Schuler, additional information has been added for the Cerro Colorado Property, Ecuador.

“Cheryl Messier”
Cheryl Messier, Chief Financial Officer